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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

              [Xl ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                      OR

            [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       Commission file number 333-46772

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          The Pacific Gas and Electric Company Savings Fund Plan for Union-Represented Employees
          245 Market Street, Mail Code N2P,
          San Francisco, CA 94177

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          PG&E Corporation
          One Market, Spear Tower
          Suite 2400
          San Francisco, CA 94105
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                             REQUIRED INFORMATION

     1. The Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999 and the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999, together with the report of Mah & Associates LLP, independent public accountants, are contained in Exhibit 1 to this Annual Report.

     2. The Consent of Mah & Associates LLP, independent public accountants, is contained in Exhibit 2 to this Annual Report.
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                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  THE PACIFIC GAS AND ELECTRIC COMPANY
                                  SAVINGS FUND PLAN FOR UNION-REPRESENTED
                                  EMPLOYEES


Date:  June 27, 2001              By: BRUCE R. WORTHINGTON
                                      -------------------------
                                      Bruce R. Worthington
                                      Chairman, Employee Benefit
                                      Committee